EXHIBIT 1.01

Harmonic Inc.
Conflict Minerals Report
For The Year Ended December 31, 2014

This Conflict Minerals Report (“CMR”) of Harmonic Inc. (“Harmonic”) for the calendar year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). Unless otherwise defined herein, please refer to the Rule, our Specialized Disclosure Report on Form SD and SEC Release No. 34-67716 issued by the Securities and Exchange Commission on August 22, 2012 for definitions to the terms used in this Report.
The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products (“Covered Products”). The specified minerals referred to as “Conflict Minerals” or “3TG” are gold, columbite-tantalite (coltan), cassiterite and wolfamite, including their derivatives which are limited to tantalum, tin and tungsten. The “Covered Countries” for purposes of the Rule and this Report are the Democratic Republic of Congo (the “DRC”), the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

1.	COMPANY OVERVIEW

We design, manufacture and sell versatile and high performance video infrastructure products and system solutions that enable our customers to efficiently create, prepare and deliver a full range of video services to consumer devices, including televisions, personal computers, laptops, tablets and smart phones. We sell video processing and production and playout solutions and services worldwide to broadcast and media companies, streaming new media companies, cable operators and satellite and telecommunications pay-TV service providers. We sell cable edge and Converged Cable Access Protocol (CCAP) solutions and related services to cable operators globally.

The information in this CMR includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. It does not include the activities of variable interest entities that are not required to be consolidated. This report is available on our website at www.harmonicinc.com/sites/defauly/files/cmr-report-2014.pdf.

Harmonic products are manufactured by our third party contractors using full turnkey electronic manufacturing services (“EMS”). Materials and components used in our products are purchased by our third party contractors from third party suppliers. Harmonic does not purchase raw ore or unrefined conflict minerals directly from other parties and makes no direct purchases in the Covered Countries. We rely on our suppliers, whose components contain 3TG, to provide us with information about the source of Conflict Minerals. Our suppliers are similarly reliant upon information provided by their suppliers. Many of our largest suppliers are also SEC registrants and subject to the Rule.

2.	DESIGN OF DUE DILIGENCE

In accordance with the five-step guidelines of the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, and related supplements on gold, tin, tantalum and tungsten (collectively, the “OECD Guidance”), the design of our due diligence includes, but is not limited to, the following five steps:

(i)	establishment of strong company management systems;

(ii)	identification and assessment of risks in the supply chain;

(iii)	designing and implementing a strategy to respond to identified risks;

(iv)	supporting the development and implementation of independent third party audits of smelters’ and refiners’ sourcing; and

(v)	reporting on supply chain due diligence.

A description of certain activities undertaken by us in respect of each of the five steps of the OECD Guidance is described below.

2.1	Management Systems

2.1.1	Conflict Mineral Policy

Harmonic has adopted a Conflict Minerals Policy which is attached to this report as Annex 1, and posted on our website at http://harmonicinc.com/content/conflict-minerals-policy. This website address is included for reference only. The information contained on Harmonic’s website is not incorporated by reference into this CMR.

2.1.2    Internal Team

Harmonic has established a Conflict Minerals Reporting Oversight Committee that includes the Senior Director of Corporate Quality, Senior Corporate Counsel, the Director of Supply Chain Management sponsored by the Senior Vice President of Operations, as well as executive-level representatives and a team of subject matter experts from relevant functions such as Regulatory Compliance, Engineering, and Sales. Led by the Conflict Minerals program manager, the team of subject matter experts is responsible for implementing our Conflict Minerals compliance strategy. Our senior management is regularly briefed on the results of our due diligence efforts.

2.1.3	Control Systems

As we do not typically have a direct relationship with 3TG smelters and refiners, we are engaged and actively communicate with our EMS providers and their suppliers. We participate in the Electronics Industry Citizenship Coalition - Global e-Sustainability Initiative’s (EICC-GeSI) Conflict Free Sourcing Initiative (CFSI), which provides disclosures of upstream suppliers in the supply chain.

Our controls include, but are not limited to, our (a) Code of Business Conduct and Ethics, which is available at http://investor.harmonicinc.com/phoenix.zhtml?c=90244&p=irol-govHighlights and outlines expected behaviors for all Harmonic employees, and (b) Supplier Code of Conduct, which is available at http://www.harmonicinc.com/content/supplier-code-conduct. These website addresses are included for reference only. The information contained on Harmonic’s website is not incorporated by reference into this CMR.

2.1.4    Supplier Engagement and Activities

Although we do not purchase materials and components directly from third party suppliers, as part of our risk management plan to ensure suppliers understand our expectations, we have included in our Supplier Code of Conduct information regarding relevant and applicable environmental compliance obligations and responsible sourcing of Conflict Minerals. Harmonic compliance personnel also send periodic emails and training documents to our suppliers to create awareness and inform them about updates regarding rules and regulations relating to Conflict Minerals.

We do not typically have a direct relationship with 3TG smelters and refiners and do not perform direct audits of these entities within our supply chain. We support audits through our adoption of CFSI initiatives and recommendations.

2.1.5     Grievance Mechanism

We have grievance mechanisms whereby employees and suppliers can report violations of Harmonic’s policies either anonymously under our Whistle Blower Policy and Code of Business Conduct and Ethics, or non-anonymously to Harmonic’s Human Resources department.

2.1.6    Maintenance Record

We have adopted a policy to retain compliance data and relevant documentation for at least 5 years from the date of last use or issuance, whichever is later.

2.1.7    Identify and Assess Risk in the Supply Chain

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify suppliers that are upstream from our more direct suppliers. Accordingly, we participate in a number of industry-wide initiatives as described in section 3 below.

We rely on our suppliers, whose components contain 3TG, to provide us with information about the source of Conflict Minerals. Our suppliers are similarly reliant upon information provided by their suppliers. Many of our largest suppliers are also SEC registrants and subject to the Rule.

2.1.8    Design and Implement a Strategy to Respond to Risks

In response to this risk assessment, Harmonic has an approved risk management plan, through which the Conflict Minerals program is implemented, managed and monitored. Updates to this risk assessment are provided regularly to senior management.

As part of our risk management plan, to ensure suppliers understand our expectations, we have posted information on our company website regarding relevant and applicable environmental compliance obligations, including responsible sourcing of Conflict Minerals, to Harmonic and its suppliers. The Harmonic Compliance Team also sends periodic emails and training documents to our suppliers to create awareness and inform them about updates to rules and regulations relating to Conflict Minerals.

As described in our Conflict Minerals policy, we require all suppliers in our supply chain to utilize materials that originate from DRC conflict-free smelters certified by the EICC. However, if we determine that any supplier is, or a reasonable risk exists that it may be, violating this policy, then we will require the supplier to commit to devise and undertake suitable corrective action to move to a conflict free source

2.1.9.	Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not typically have a direct relationship with 3TG smelters and refiners and do not perform direct audits of these entities within our supply chain. We support audits through our participation in the CFSI.

2.1.10     Report on supply chain due diligence

Harmonic’s due diligence measures included:

a.	Conducting a supply-chain survey with direct suppliers of materials containing Conflict Minerals using the EICC-GeSI Conflict Minerals Reporting Template to identify the smelters and refiners; and

b.
Comparing the smelters and refiners identified in the supply-chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the EICC-GeSI Conflict Free Smelter Program for tantalum, tin, tungsten and gold.

Our suppliers were also provided with instructions and guidance to complete the template.

3.	YEAR 2014 DUE DILIGENCE EFFORTS

3.1	Due Diligence Implementation

We conducted an analysis of our products and found that almost all of our products, excluding software products, are Covered Products. Thereafter, we undertook in good faith a reasonable country of origin inquiry (“RCOI”) reasonably designed to determine if any 3TG originated in the Covered Countries and whether any of the 3TG may be from recycled or scrap sources with respect to products: (i) for which 3TG are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by Harmonic; and (iii) for which the manufacture was completed during calendar year 2014.
Based on our RCOI, we were unable to determine that the 3TG did not originate in the Covered Countries, or if our 3TG came from recycled or scrap sources.

After performing the RCOI, we implemented a diligence process designed to conform with the OECD Guidance in order to exercise due diligence on the source and chain of custody of the Conflict Minerals.

3.2    Supply Chain Due Diligence Process

We relied on our EMS contractors and their suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us – including sources of 3TG that are supplied to them by their lower tier suppliers.

3.2.1    Efforts to Determine Mine or Location of Origin

Through our participation in CFSI and OECD implementation programs, and requesting our suppliers to complete the EICC/GeSI Conflict Minerals Reporting template, we have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain. Please visit our FAQ section on our website at http://harmonicinc.com/content/frequently-asked-questions-faqs. This website address is included for reference only. The information contained on Harmonic’s website is not incorporated by reference into this CMR.

3.2.2    The Survey

We used the reporting template prepared by the EICC-GeSI) to collect Conflict Minerals and smelter information from our first tier suppliers. We contacted and surveyed all of our first tier suppliers who supplied components and materials to us through our EMS contractors after January 01, 2014. In addition, we included suppliers where the nature of the component, or the location of the supplier, indicated that those components were likely to contain 3TG.

3.2.3 Survey Responses

We sent out the EICC-GeSI survey to 100% of our direct suppliers that are in scope of our RCOI, and we received responses from approximately 97%of our suppliers through our initial survey and follow-up efforts. Responses were reviewed for completeness, reasonableness, and consistency, and we routinely followed up with our contract manufacturers and component suppliers for corrections and clarifications as needed.

Supplier responses included the names of approximately 1190 entities identified by our suppliers as smelters or refiners.

In the supplier responses, 128 of the smelters and refiners were identified as certified Conflict-Free using the CFSI list. In order to verify the claimed status, we compared the names of those entities and confirmed their inclusion on the CFSI’s current lists of Conflict-Free smelters. In addition, 253 smelters were identified and confirmed as “known” smelters using the smelter list from EICC-GeSI form version 3.02, but which were not included on the CFSI’s current lists of Conflict-Free smelters. The remaining processing facilities provided by our suppliers were not validated as in fact being smelters or refiners or as being certified Conflict-Free.

Furthermore, approximately 30% of our suppliers provided us with information at a part number level. However, the rest of our suppliers provided data at a company or divisional level, so we were unable to specify the smelters or refiners used for components supplied to Harmonic. With the exception of the 30% suppliers described above, we are therefore unable to determine whether any of the Conflict Minerals reported by the suppliers were contained in components or parts supplied to us or to validate that any of these smelters or refiners are actually in our supply chain.

3.3     Report on Supply Chain Due Diligence

After performing the RCOI and due diligence, because we were unable to comprehensively determine the origin of all Conflict Minerals used in our products, the facilities used to process them, their country of origin, and their mine or location of origin, whether or not they came from recycled or scrap resources, we concluded that our products are “DRC Conflict Undeterminable” with regard to calendar year 2014.

4.     Risk Mitigation

In the next compliance period, Harmonic intends to take the steps listed below to improve the information gathered from its due diligence to further mitigate any risk that the Conflict Minerals in our products do not benefit armed groups in the Covered Countries.

a.	Continue to include a Conflict Minerals flow-down clause in new or renewed supplier contracts;

b.	Continue contacting and following up with our suppliers to solicit more responses to our survey;

c.
Direct our suppliers to training resources to educate and create awareness among our suppliers about Conflict Minerals and their role in mitigating risk and creating a transparent supply chain, and to educate our suppliers about our Conflict Minerals policy;

d.	Consider terminating any of our suppliers for not responding to our survey or found to be supplying us with 3TG from Covered Countries; and

e.	Work with the OECD and relevant trade associations and other resources to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.

ANNEX 1 - CONFLICT MINERALS POLICY

Harmonic is committed to ethical sourcing of minerals used in our products and supports the objectives of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which aims to prevent the use of conflict minerals that directly or indirectly finance or benefit armed groups in The Democratic Republic of the Congo (DRC) and adjoining countries.

Our direct suppliers and contract manufacturers are required to comply with Harmonic’s Supplier Code of Conduct, which includes requirements relating to conflict minerals and responsible sourcing. We educate our suppliers on these matters and steps they can take to achieve increased transparency regarding the origin of minerals contained in the products they manufacture and sell to Harmonic. We require all suppliers in our supply chain to utilize materials that originate outside of the DRC or otherwise from DRC conflict-free smelters certified by the Electronics Industry Citizenship Coalition (EICC) or to otherwise certify to us as to their conflict-free status. We conduct periodic reviews with our suppliers to ensure that they are in compliance with this policy.

Harmonic, like many companies in the electronics industry, uses components in the manufacture of our products that include some of the minerals covered under the Dodd-Frank Act. However, we do not purchase these minerals directly from smelters or mines; therefore, we must rely on the source information provided by our suppliers in the Electronics Industry Citizenship Coalition–Global e-Sustainability Initiative’s (EICC–GeSI) Conflict Free Sourcing Initiative (CFSI) survey template. We make reasonable efforts in our supply chain to identify country or mine of origin of the subject minerals we use and expect that our suppliers make similar efforts in their supply chains.

Harmonic continues to work closely with its supply chain to trace newly mined minerals back to their origin in order to ensure responsible sourcing.

If you require specific conflict mineral sourcing information for Harmonic products or require more information on our policy, please contact the Harmonic Product Compliance Team at regulatory.compliance@harmonicinc.com.

In addition to this conflict minerals policy, we have established a conflict minerals compliance program that is designed to follow the framework established by the Organization for Economic Cooperation and Development (OECD).

For additional information about our commitment to responsible sourcing and other ethical practices, see our Code of Business Conduct and Ethics.

This policy is publicly available on our website at http://harmonicinc.com/content/conflict-minerals-policy.